Kansas City Life

Insurance Company

Savings and Profit Sharing Plan

Financial Statements

and

Supplemental Schedules

2004

Statements of Net Assets Available for Plan Benefits...............	1

Statement of Changes in Net Assets Available for Plan Assets	2

Notes to Financial Statements..........................................	3

Supplemental Schedules

Schedule of Assets (Held at end of Year)...............................	9

Schedule of Reportable Transactions...................................	10

Report of Independent Registered Public Accounting Firm

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
 (Amounts in thousands)

	December 31
	2004	2003

Assets
Investments:
Participant directed:
Mutual funds, at fair value	$ 20,501	17,185
Guaranteed interest contract, at contract value	6,665	5,545
Kansas City Life Insurance Company common stock, at fair value	3,123	3,041
Non-participant directed:
Kansas City Life Insurance Company common stock, at fair value	32,274	29,742
Participant loans, at unpaid balances	1,470	1,361

Total investments	64,033	56,874

Cash	288	245

Net assets available for plan benefits	$ 64,321	$ 57,119

See accompanying notes to financial statements.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Amounts in thousands)

	2004
		Non-
	Participant	participant
	directed	directed	Total

Additions to net assets attributed to:
Investment income:
Interest income	$ 283	70	353
Dividend income	69	696	765
Net appreciation in fair value
of investments	2,739	1,531	4,270

Net investment income	3,091	2,297	5,388

Contributions:
Participants	2,556	—	2,556
Employer	—	1,362	1,362

Total contributions	2,556	1,362	3,918

Total additions	5,647	3,659	9,306

Deductions from net assets attributed to:
Distributions to participants and beneficiaries	(1,043)	(1,061)	(2,104)

Interfund transfers	(38)	38	—

Net increase	4,566	2,636	7,202

Net assets available for plan benefits:
Beginning of year	25,911	31,208	57,119

End of year	$ 30,477	$ 33,844	$ 64,321

See accompanying notes to financial statements.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

(Amounts are stated in thousands)

Description of Plan

The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions. The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company. The Plan has three trustees who are also officers of the Company.

Eligibility

Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as of the first business day of the month following his or her hire date or subsequently reaching age 21. After completing one year of employment with a minimum of 1,000 hours of service, an employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan.

Contributions

Participants may elect to contribute to the Plan any percentage not to exceed 100% of their unreduced monthly base salary subject to maximum contribution limitations established by the Internal Revenue Service (IRS). Contribution percentages can only be changed once in any six-month period. The maximum contribution for any participant who is classified as highly compensated is 6%. Participants who attained the age of 50 before the end of the current plan year were eligible to make catch-up elective contributions.

The Company matches participant contributions up to 6% of the participant’s salary. The Company may also contribute a profit sharing amount of up to 4% of salary. The Company’s contributions are made in common stock of the Company. The Company did not make a profit sharing contribution for 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan net investment income. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of their contributions among the nine funds offered by the Plan. Fund allocation changes can be made monthly.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting

Participants are vested immediately in their contributions plus actual earnings there on. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions.

Participant Loans

Participants may request a loan from the participant directed portion of their elective accounts under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the Internal Revenue Code Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at current market rates at the time of issuance that range from 4.75% to 10.0%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or an annuity providing for equal monthly installments for a period of 120 months certain and for the remainder of his or her lifetime.

Under the provisions of the Plan, the Company is obligated to repurchase participant shares of the Company's common stock which have been distributed under the terms of the Plan. The purchase price is determined using the average bid price for all market days in the preceding month. During 2004, the Company repurchased from participants 8,993 shares.

Forfeited Accounts

Forfeited balances under the Plan are used to reduce the Company’s matching contributions. Forfeitures of terminated nonvested account balances were $17 and $14, for the years ended December 31, 2004 and 2003, respectively.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The investments of the Plan in mutual funds are reported at fair value based upon the net asset value of the mutual fund shares held at year-end. The investments in Company common stock are reported at fair value based upon the average price on December 31 of the plan year.

Investments in the Guaranteed Interest Account are reported at the contract value as stated in the guaranteed interest contract, which approximates fair value. Participant loans are valued at unpaid balances, which approximates fair value. The cost of investments sold is determined on the average cost basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Expenses

With the exception of mutual fund administrative fees, all costs associated with the administration of the Plan are borne by the Company.

Payments of Benefits

Benefits are recorded when paid.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits follows:

	December 31
	2004	2003
Participant Directed:
American Century Growth Stock Fund	$ 5,217	$ 4,649
Kansas City Life Insurance Company common stock	3,123	3,041
MetLife Managed Guaranteed Interest Contract	6,665	5,545
Fidelity Value Fund	5,848	4,568

Non-Participant Directed:
Kansas City Life Insurance Company common stock	32,274	29,742

The fair value of the Plan's investments has changed during 2004 as follows:
		Net
		Appreciation
	Fair Value	In Fair Value
Participant Directed:
Mutual Funds	$ 20,501	$ 2,614
Guaranteed Interest Contract	6,665	-
Kansas City Life Insurance Company common stock	3,123	125

Non-Participant Directed:
Kansas City Life Insurance Company common stock	32,274	1,531
Total	$ 62,563	$ 4,270

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Guaranteed Interest Contract

The Plan entered into a fully benefit-responsive guaranteed interest contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan from MetLife. Contract value represents contributions made under the contract plus earnings and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for 2004 and 5% for 2003. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting purposes.

Tax Status

The IRS has issued a determination letter dated July 22, 2002 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. However, the Plan has been amended since the determination letter was received. The Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. If the Plan qualifies in operation, the Trust's earnings will be exempt from taxation, the Company's contributions will be deductible, and each participant will incur no current tax liability on either the Company's contributions or any earnings of the trust credited to the participant's account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) shall be taxed to the participant at the tax rate then in effect.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company’s Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants’ accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes To Financial Statements

Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per
the financial statements	$64,321	$57,119
Amounts allocated to withdrawing participants	(1,419)	(490)
Net assets available for benefits per the Form 5500	$62,902	$56,629

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to the Form 5500:

Distributions to participants and beneficiaries per
the financial statements	$2,104
Add: Amounts allocated to withdrawing participants
at December 31, 2004	1,419
Less: Amounts allocated to withdrawing participants
at December 31, 2003	(490)
Distributions to participants and beneficiaries per
Form 5500	$3,033

Amounts allocated to withdrawing participants are recorded on the Form 5500.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2004
(Amounts in thousands)

	( b )
	Identity of issue,	( c )		( e )
	borrower, lessor or	Description of investment including maturity date,	( d )	Current
( a )	similar party	rate of interest, collateral, par, or maturity value	Cost	Value

	Participant directed investments:
	Common stock:
*		Kansas City Life Insurance Company	$ 1,734	$ 3,123

	Mutual funds:
		American Century Growth Stock Fund	5,580	5,217
		Vanguard Bond Index Fund	999	1,017
		Templeton Foreign Fund	2,156	2,858
		Vanguard Balanced Index Fund	1,595	1,823
		Fidelity Value Fund	4,095	5,848
		Vanguard Index Trust-Extended Market Fund	2,123	2,534
		Vanguard 500 Index Fund	1,069	1,204
		Total mutual funds	17,617	20,501

	Guaranteed interest contract:
		MetLife Managed Guaranteed Interest Contract	6,665	6,665

	Total participant directed investments		$ 26,016	$ 30,289

	Non-participant directed investments:

	Common stock:
*		Kansas City Life Insurance Company	15,883	32,274

	Participant loans:
*		4.75 percent to 10.0 percent	-	1,470

	Total non-participant directed investments		$ 15,883	$ 33,744

*	Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2004

(Amounts in thousands, except shares)

Party Involved and

Description of Asset	Transactions	Shares	Cost	Consideration	Net Gain

None

See accompanying Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kansas City Life Insurance Company:

We have audited the accompanying statements of net assets available for plan benefits of Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i-Schedule of Assets Held at End of Year and Schedule H, line 4j-Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP

Kansas City, Missouri
June 17, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Tracy W. Knapp, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company Savings and Profit Sharing Plan By: Kansas City Life Insurance Company /s/Tracy W. Knapp Tracy W. Knapp Senior Vice President, Finance July 12, 2005